SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

AMENDMENT NO. 2

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)

PSIVIDA CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

74440J101
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Midsummer Investment, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,234,313 (1)
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 1,234,313 (1)
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,234,313 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.66% (2)
12.	TYPE OF REPORTING PERSON: OO

(1)	Includes (a) 902,055 shares of Common Stock and (b) options to purchase 332,258 shares of Common Stock.

(2)
The ownership percentage of the Reporting Person is based upon 18,531,392 shares of Common Stock issued and outstanding as of December 31, 2010, as stated in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2010 and filed with the Securities and Exchange Commission on February 10, 2011.

Item 1(a).	Name of Issuer.
pSivida Corp. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.
400 Pleasant Street, Watertown, MA 02472
Item 2(a).	Names of Person Filing.
Midsummer Investment, Ltd. (“Midsummer Investment”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.
Midsummer Investment, Ltd. c/o Midsummer Capital, LLC 295 Madison Avenue, 38th Floor New York, New York 10017
Item 2(c).	Citizenship.
Bermuda
Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.001 per share (the “Common Stock”)
Item 2(e).	CUSIP Number.
74440J101
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

As of the date hereof, Midsummer Investment is the beneficial owner of 1,234,313 shares of Common Stock, representing approximately 6.66% of the total number of issued and outstanding shares of Common Stock and which includes (i) 902,055  shares of Common Stock and (ii) options to purchase 332,258 shares of Common Stock. Additionally, Midsummer Investment holds Common Stock Purchase Warrants previously purchased and originally exercisable into 176,000 shares of Common Stock, in the aggregate.  However, the aggregate number of shares of Common Stock into which such warrants are exercisable, and which Midsummer Investment has the right to acquire beneficial ownership, is limited to the number of shares of Common Stock that, together with all other shares of Common Stock beneficially owned by Midsummer Investment, including the shares of Common Stock subject to this Schedule 13G/A, does not exceed 4.99% of the total outstanding shares of Common Stock.  Accordingly, such warrants are not currently exercisable into Common Stock unless and until the actual shares of Common Stock held by any of Midsummer Investment or Midsummer Capital is less than 4.99% of the total outstanding shares of Common Stock.

Midsummer Capital, LLC (“Midsummer Capital”) is the investment advisor to Midsummer Investment. By virtue of such relationship, Midsummer Capital may be deemed to have dispositive power over the shares owned by Midsummer Investment. Midsummer Capital disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Joshua Thomas have delegated authority from the members of Midsummer Capital with respect to the shares of Common Stock owned by Midsummer Investment. Messrs. Amsalem and Thomas may be deemed to share dispositive power over the shares of common stock held by Midsummer Investment. Messrs. Amsalem and Thomas disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

Accordingly, for the purpose of this Statement:
(a)	Amount beneficially owned by Midsummer Investment: 1,234,313 shares of Common Stock of the Issuer.
(b)
Percent of Class: Midsummer Investment beneficially owns 6.66% of the Issuer’s issued and outstanding Common Stock (based on 18,531,392 shares of Common Stock issued and outstanding as of December 31, 2010 as stated in the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2010 and filed with the Securities and Exchange Commission on February 10, 2011).

(c)	Number of shares as to which Midsummer Investment has:
(i)	Sole power to direct the vote: 1,234,313 shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 1,234,313 shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

MIDSUMMER INVESTMENT, LTD.

By:	/s/ Joshua Thomas
Name: Joshua Thomas
Title: Managing Director
Midsummer Capital, LLC Acting Investment Manager of Midsummer Investment, Ltd.